14th Floor, 220 Bay Street Toronto, Ontario M5J 2W4 Phone: (416) 361-3562 Fax: (416) 603-8565 www.mountainprovince.com E-mail: info@mountainprovince.com

NEWS RELEASE

July 5, 2006
Shares Issued and Outstanding: 53,630,847
TSX: MPV
AMEX: MDM

Mountain Province to Acquire 33.5 percent of Camphor Ventures Inc

Toronto and New York, July 5 2006 - Mountain Province Diamonds Inc (the “Company”) (TSX: MPV, AMEX: MDM) today announced it has reached a binding agreement to acquire 4,892,750 common shares of Camphor Venture Inc (“Camphor”) (TSX-V: CFV), representing approximately 33.5 percent of the issued and outstanding common shares of Camphor. The acquisition will be undertaken through a private agreement exempt share exchange with five Camphor shareholders. The Camphor shares will be acquired on the basis of 39.75 Mountain Province shares for each 100 Camphor shares, resulting in the issuance of 1,944,868 Mountain Province common shares following all necessary regulatory filings.

Mountain Province and Camphor are joint venture partners with De Beers Canada Inc (“De Beers”) in the Gahcho Kue diamond project, located in Canada’s Northwest Territories. De Beers is also the operator of the project and solely responsible for funding the project through to commercial production. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent. By completing a bankable feasibility study De Beers has the right to increase its interest to 55 percent. Following construction and commissioning of a commercial mine De Beers will have the right to increase its interest to 60 percent.

Gahcho Kue is one of the largest new diamond mines under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approx. 14.4 million tonnes grading at 1.64 carats per tonne (approx. 23.6 million carats) and an inferred resource of approx. 17 million tonnes grading at 1.35 carats per tonne (approx. 22.9 million carats). Gahcho Kue is currently in the permitting and advanced exploration stage of development. The Gahcho Kue diamond mine is projected to have a life in excess of 20 years, with full production of more than 3 million carats a year over 15 years.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-361-3562

BarnesMcInerney Inc.
Tanis Robinson
Senior Account Executive
Tel: 416-367-5000 ext. 252